DLA Piper US LLP
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com

Douglas J. Rein
doug.rein@dlapiper.com
T 858.677.1443
F 858.677.1401

VIA EDGAR AND COURIER
October 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Chardan South China Acquisition Corporation
China Energy Technology Limited
Registration Statement on Form S-4
Filed May 11, 2007
File No. 333-142894 and 333-142894-01

Ladies and Gentleman:

On behalf of Chardan South China Acquisition Corporation (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 2 to the Company’s Registration Statement on Form S-4 (No. 333-142894) (the “Registration Statement”), together with all exhibits listed therein as being filed with such amendment.

The courtesy packages that are being provided via courier to Ms. Melinda Hooker and Mr. Andrew Schoeffler contain a copy of this letter and two copies of Amendment No. 2 to the Registration Statement (one of which is marked to show changes from Amendment No. 1 to the Registration Statement, as filed with the Commission on August 14, 2007). Amendment No. 2 to the Registration Statement includes financial information with respect to the fiscal quarter ended June 30, 2007 and other updated information.

We thank the staff of the Commission (the “Staff”) for its thorough review of the Registration Statement and the detailed comments provided in the Staff’s letter dated September 5, 2007 (the “Comment Letter”). We hereby submit the following responses and supplemental information with respect to the Comment Letter. For ease of reference, we have included the text of each of the Staff’s comments followed by the Company’s response. All page references are to pages in Amendment No. 2 to the Registration Statement.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Two

General

1.
We note the disclosure in the last paragraph on page 47 regarding the fact that you will seek security holder approval to ratify the actions of management, the board of directors and their agents. This item is not listed on the proxy card or elsewhere in the filing, other than on page 46. Please advise or revise.

RESPONSE: The ratification is part of the proposal to approve the amendment to the geographic limitation in the Company’s certificate of incorporation, so it is not separately listed on the proxy card or in the proxy statement.

2.
Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X. In this regard, your June 30, 2007 financial statements should have been included in this amendment number one.

RESPONSE: The Company has included updated financial statements and related disclosures in the amended Registration Statement.

3.	Please provide updated consents from your independent accountants in each amendment to your registration statement.

RESPONSE: The Company has provided updated consents from the independent accountants.

4.	We note your response to our prior comments 107, 112, 113 and 116. Please ensure that you address these comments in your next amendment, as indicated in your response.

RESPONSE: Head Dragon Holdings has addressed the Staff’s comments 107, 112, 113 and 116 at the end of this response letter, and Head Dragon Holdings has provided updated and revised financial statements that address these comments.

Letter to Stockholders of Chardan South China Acquisition; Prospectus Cover pages

5.
Please see our prior comment 10. As stated in that comment, we regard a letter to security holders to be the prospectus cover page for purposes of the one-page limitation on prospectus cover pages set forth in Item 501 of Regulation S-K. Please revise to eliminate the shareholder letter or the prospectus cover page for each prospectus. Note that we do not object to an alternative cover page and other alternative pages for the exchange offer, however, each prospectus is subject to the one-page limitation for its cover.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Three

RESPONSE: The Company has deleted the shareholder letter from the prospectus, so there is now just a prospectus cover page.

6.
We note your response to prior comment 12. Please clarify for us exactly what securities you are registering and to whom these securities are being offered, and revise your prospectus for the merger accordingly. In this regard, we note that the fee table included in registration statement as filed includes Units. If you are not offering Units, please revise and replace your fee table to correctly reflect the securities being registered. Note that although the Units are comprised of warrants and shares, if you are offering Units in exchange for outstanding Units, we would consider them to be separate securities.

RESPONSE: The Company is registering common stock, warrants, units and one representative unit purchase option, and the Company has revised the prospectus as requested.

Questions and Answers about the Meeting, page 8

7.
We note that the first Q&A on page 14 entitled “What happens if the stock purchase is not consummated?” appears to reference the original liquidation date and not the new liquidation date. Please advise or revise.

RESPONSE: The Company has revised the prospectus as requested.

8.
In the question entitled “Why is Chardan proposing to that [sic] CETL have authorized capital of 50 million shares?’’, please clarify why Chardan’s shareholders are being asked to vote on this matter, given that they are not yet stockholders of CETL, as the reincorporation merger has not yet occurred. Please also explain what action you intend to take if the Chardan shareholders do not approve the increase. Please see Item 18 of Schedule 14A. Please also explain whether this proposal is contingent upon the approval of other proposals or vice-versa under “Relation of Proposals” on page 23.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Four

RESPONSE: Chardan’s shareholders will be the shareholders of CETL upon the redomestication merger and as such, the Chardan shareholders are asked to approve an increase of the authorized capital of CETL from 43 million shares (which will be the authorized share capital after the consummation of the stock purchase transaction) to 50 million shares. The Company has clarified this in the prospectus. If the shareholders do not approve the increase of the authorized share capital of CETL to 50 million shares, then the total authorized share capital of CETL after the consummation of the stock purchase transaction will remain at 43 million shares.

9.
In response to the question “What will happen if all of the Head Dragon Holdings preferred stock is not exchanged in the exchange offer?”, you state that the holders of such shares will have limited rights to approve “certain fundamental transactions”, but that they would have no right to vote on “any matters requiring the approval of CETL stockholders.” Please clarify the extent to which the preferred shareholders will be able to preclude or control any “fundamental transactions’’ involving Head Dragon, including business combinations, recapitalizations or other transactions that may be favorable to CETL and its stockholders notwithstanding that CETL stockholders would not vote directly on these transactions.

RESPONSE: The Company has revised the discussion as requested.

Summary, page 19

10.
We read in the second to last paragraph on page 19 that GaoKe generated, after deduction for minority interests, approximately $98.70 million and $75.45 million in revenue, respectively, for the years ended December 31, 2005 and 2006. Based on your statement of operations on page FII-4, you appear to have reversed the amounts for 2005 and 2006 in this disclosure. Additionally, your statement that you have deducted minority interests from these revenue numbers is unclear given your disclosure in Note 2 that you consolidate Design and the presentation of minority interest on your statement of operations. Please advise or revise your disclosure.

RESPONSE: The Company has corrected the prospectus.

Head Dragon Historical Financial Information, page 30

11.	Please revise your 2005 and 2006 financial information to conform to your audited financial statements.

RESPONSE: The Company has corrected the prospectus.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Five

12.	Please tell us what consideration you gave to disclosing balance sheet data for the 2006 interim period. Refer to Instruction 4 to Item 301 of Regulation S-K.

RESPONSE: The Company has included the balance sheet data for the 2006 interim period in the Registration Statement.

Comparative Per Share Information, page 32

13.
Please ensure that your earnings per share information for the pro forma combined company agrees to your pro forma financial statements beginning on page 119. In this regard, your diluted earnings per share as of March 31, 2007 assuming no shares issued for preferred stock appears to be the basic earnings per share number instead of diluted earnings per share,

RESPONSE: The Company has corrected the prospectus in conjunction with providing updated information.

14.	Please also disclose book value per share for the most recent fiscal year. Refer to the instruction to Item 3(f) of Form S-4.

RESPONSE: The requested information has been updated in the prospectus.

15.
We note that you present pro forma earnings per share information and pro forma dividends declared per share information for both the case where no shares are issued for preferred stock and the case where the maximum shares (650,000 shares) are issued for preferred stock. Please tell us what consideration you gave to showing the impact of shares issued for preferred stock on your book value per share to be consistent with your other disclosures.

RESPONSE: The Company has included the impact of shares issued for preferred stock on the book value per share in the prospectus.

16.
Please also disclose dividends declared per share for the subsequent interim period. Refer to the instruction to Item 3(f) of Form S-4. If you have not declared dividends during 2007, we will not object if you present this information in narrative form rather than tabular- form.

RESPONSE: The requested information has been included in the prospectus.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Six

Valuation Information, page 56

17.	We reissue prior comment 39, as it does not appear that you have provided the financial projections prepared by GAI as part of its report.

RESPONSE: The Company has revised the prospectus to include the material projections provided by Gaoke and is providing the materials supplementally in the packages being provided to Ms. Hooker and Mr. Schoeffler.

Satisfaction of 80% Test, page 57

18.
We note your response to prior comment 41. Please describe in greater detail how the board of directors selected 26.35 as the price earnings ratio starting point in the comparable company analysis. Please also explain how it selected 30% as the discount for being a private company. Finally, please explain in greater detail how the discounted cash flow analysis resulted in a $342 million valuation for the company.

RESPONSE: The Company has revised the prospectus.

Material U.S. Federal Income Tax Considerations’bf the Redomestication..., page 60

Material U.S. Federal Income Tax Considerations of the Exchange Offer, page 82

19.
We note that counsel has provided a short-form tax opinion, which is included as Exhibit 8.1 to the registration statement. As such, the disclosure in these sections must be counsel’s opinion and not merely a summary of the tax consequences.. In addition, the current disclosure does not clearly indicate which statements are the opinion of counsel. Please revise accordingly.

RESPONSE: The Company has revised the prospectus.

20.
Clarify the impact on stockholders that will result from CETL either being or not being a PFIC. Your statement “subject to the PFIC rules discussed below” suggests the tax treatment will be affected by this determination, but does not explain how.

RESPONSE: The Company has revised the prospectus.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Seven

Differences in Stockholder Rights, page 75

21.
We note your response to prior comment 45. Please briefly discuss the terms of CETL’s charter documents that are more protective. Please also briefly discuss the material differences between Delaware and Bermuda law as they impact the rights of security holders.

RESPONSE: The Company has revised the prospectus.

Research and Development, page 98

22.	We reissue prior comment 63, as it does not appear that these agreements were filed as exhibits to the registration statement.

RESPONSE: The Company has filed the agreements as exhibits.

Management’s Discussion and Analysis of Financial Condition..., page 101

23.	We note your response to prior comment 68. Please disclose this information in this section and discuss the impact on your liquidity.

RESPONSE: The Company has revised and updated the Management’s Discussion and Analysis section.

24.	Please disclose the information required by Item 305(a)(5) of Regulation S-K.

RESPONSE: The Company has revised and updated the Management’s Discussion and Analysis section.

Overview, page 101

25.
We note your presentation of backlog on pages 102 and 103. Please tell us if the changes to your historic backlog data, as compared to the prior draft of this S-4, represent changes in how you determine backlog. If so, please clarify your disclosure to more clearly explain at what point a contract is considered to be part of your backlog.

RESPONSE: The Company has revised and updated the Management’s Discussion and Analysis section.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Eight

Revenue Backlog, page 104

26.	Please explain in greater detail the basis for the assertion in the first sentence of the second paragraph that the disclosure “has little significance...”

RESPONSE: The Company has revised and updated the Management’s Discussion and Analysis section.

Comparison of Years Ended December 31, 2006 and 2005, page 106

27.
Please refer to your analysis of “Other Income” at the bottom of page 107 and your response to our prior comment 117. Your MD&A analysis continues to indicate that design consulting work performed for third parties is classified as a non-operating activity. We also note that the amount of other income seen on page 107 agrees to the non-operating income that is titled “Interest Income” on the face of your statement of operations, and we note that this line item was titled “Other Income” on the face of your statement of operations in the previous draft. Please reconcile your description of this non-operating income between your MD&A analysis and your statement of operations, and revise as necessary. Also apply this comment to your MD&A analysis of “Other Expenses” on page 105.

RESPONSE: The Company has revised and updated the Management’s Discussion and Analysis section.

Liquidity and Capital Resources, page 109

28.
We note your response to our prior comment 106. Please ensure that your analysis of cash flows reflects the changes made on the face of your cash flow statement. For example, in your comparison of December 31, 2006 and 2005 cash flows, your discussion of investing cash flows continues to present a negative number for 2006 and continues to refer to your $5.02 million dividend payment in 2006, and your discussion of financing cash flows continues to indicate that there was a decrease of $1.71 million between 2005 and 2006.

RESPONSE: The Company has revised and updated the Management’s Discussion and Analysis section.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Nine

Unaudited Pro Forma Combined Financial Statements, page 119

29.	Refer to your pro forma balance sheet on page 121. Please explain to us why the pro forma combined retained earnings differs from Plead Dragon’s historical retained earnings.

RESPONSE: The Company has updated the prospectus so that the pro forma combined retained earnings agree to Head Dragon’s historical retained earnings.

30.
We note your response to our prior comment 71. It remains unclear to us why you are not presenting Head Dragon’s May 2007 debt and equity financing transaction in your pro forma financial statements as this transaction has a material impact on Plead Dragon’s capitalization prior to the time of the merger. Please advise or revise. We note that this financing transaction would also impact Plead Dragon’s diluted earnings per share as the preferred stock is convertible into Head Dragon common stock.

RESPONSE: The requested information has been included in the prospectus.

31.	We note your presentation of pro forma cash dividends declared per share on pages 125 and 126. Please also disclose Head Dragon’s historical cash dividends per share.

RESPONSE: The requested information has been included in the prospectus.

Directors and Management, page 127

32.	We note your response to prior comment 76. Please file the consents as exhibits to the registration statement, as required by Rule 438 of Regulation C.

RESPONSE: The Company has included the consents as exhibits.

Preference Stock, page 139

33.
We note your response to prior comment 90. Please advise us supplementally as to the terms of the preferred stock. In addition, your supplemental response refers to shares of preferred stock that “will be issued” by Head Dragon Holdings, Please clarify whether new preferred shares will be issued, or if you are referring to shares already outstanding that are not exchanged in the exchange offer. Finally, to the extent that the holders of preferred shares of Head Dragon can influence transactions, are entitled to preferential distributions or dividends, or other similar matters, then the CETL shareholders would be affected by these terms insofar as CETL’s interest in Head Dragon is affected.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Ten

RESPONSE: The preferred stock has approval rights addressed above in response to Comment 9. In addition, the preferred stock has the right to an equal share of any dividend and conversion rights that permit voluntary conversion into common stock at the option of the holder and require conversion in the event of an underwritten public offering of shares of Head Dragon that meets specified criteria. The shares that “will be issued” refer to any that are outstanding after the exchange offer; there are no plans for new issuances.

Head Dragon Holdings Limited Financial Statements for the Year Ended December 31, 2006

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page FII-10

34.
We read that additional revenue related to claims is recognized only to the extent that contract costs relating to the claim have been incurred and evidence provides a legal basis for the claim. Please also disclose, if true, that revenue relating to claims is recognized only if it is probable that the claim will result in additional contract revenues. Refer to paragraph 65 of SOP 81-1.

RESPONSE: Note 2 has been revised.

35.	Please tell us what consideration you gave to the disclosure requirements of Article 5-02(3)(c) of Regulation S-X.

RESPONSE: Note 2 has been revised to address the retainage provisions in contracts.

36.
We have read your response to our prior comment 108 and your updated disclosures. Regardless of the fact that your subcontractors satisfy your warranty claims it appears that you are ultimately responsible for those claims. Although you have historically had “no material expenditures.” we believe you should disclose the amounts of claims for all periods presented which you have incurred and subsequently collected from your sub-contractors.

RESPONSE: Head Dragon has advised the Company that if any customer warranty claims are satisfied by subcontractors, the amounts are not quantified. Head Dragon simply instructs the subcontractors to correct any issues, which are typically detected during startup. Head Dragon has advised that it does not have the ability to quantify such warranty work retroactively.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Eleven

37.
We note your response to prior comment 114. Please disclose, similar to your response to us, that you have had no material losses on contracts to date as we believe this provides your readers with important insight into this matter.

RESPONSE: Note 2 has been revised.

Note 4 - Related Party Balances and Transactions, page FII-13

38.	We note your response to our prior comment 121 and have the following additional comments:

•
We read on page 20 that “as a result of a series of transactions among the original shareholders of Head Dragon Holdings during the course of 2006, Mr. Jinxiang Lu became the sole shareholder of the outstanding common stock of Head Dragon Holdings.” Please reconcile this statement with your response, which indicates that the sole shareholder of GaoKe became the sole shareholder of Head Dragon. If appropriate, please revise Note 4 to discuss how Mr. Jinxiang Lu acquired the other equity owners’ interests in Head Dragon during the course of 2006, such that he became the sole shareholder at December 31, 2006.

•
Please explain to us in more detail who the equity owners of GaoKe were and who the equity owners of Head Dragon were, along with their respective percentages of ownership, immediately prior to the merger between GaoKe and Head Dragon and immediately after the merger.

•
Please help us to understand why the $7.22 million reduction to equity for the issuance of 200,000 shares of Head Dragon common stock differs from the principal value of the note payable issued to the owner of GaoKe, which you state in Note 4 was $7.66 million.

RESPONSE: Head Dragon has advised the Company that Mr. Jinxiang Lu is and always has been the sole shareholder of Head Dragon Holdings. Mr. Lu was issued 200,000 shares of Head Dragon on July 25, 2006, as indicated in Note 4 of the audited financial statements. Mr. Lu acquired all of the share capital of Liaoning Gaoke Energy Group Limited in 2006 (“Gaoke”). Therefore, immediately prior to the acquisition of Gaoke by Head Dragon, Mr. Lu owned 100% of the share capital of GaoKe and 100% of the shares of Head Dragon.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Twelve

The original share capital of Gaoke was RMB 60,000,000, which was converted to U.S. dollars at its appropriate historical exchange rate, as share capital was received by Head Dragon. As of December 31, 2005, this amount was reflected as US$7,248,462. Upon the acquisition of Gaoke by Head Dragon, share capital of RMB 60,000,000 was exchanged for 200,000 common shares of Head Dragon with a stated value of RMB 205,381 and a note payable of 59,794,619, converted currently, representing US$7,660,548. Therefore, the difference between $7.22 million and $7.66 million is the foreign exchange difference between the historical rates for paid in capital and current rates appropriate for Notes Payable.

Undertakings, page II-.3

39.	Please revise to include the undertaking you deleted in paragraph 5(ii).

RESPONSE: The Company has revised the Registration Statement.

Exhibit 8.1

40.
The introductory paragraphs discuss the common stock to be issued in the various transactions, but do not discuss the warrants or units. Please revise to cover the transactions in all of the securities registered.

RESPONSE: The Company has filed a revised Exhibit 8.1.

41.
We note the statement in the first sentence of the third to last paragraph. Please be advised that counsel must opine as to all of the material tax consequences. If counsel is unable to render an opinion with respect to a tax consequence, counsel must clearly identify it and state that it is unable to opine with respect to it, while stating why counsel is unable to opine as well as the possible outcomes and risks to investors of that tax consequence. Please revise accordingly.

RESPONSE: The Company has filed a revised Exhibit 8.1.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Thirteen

Chardan South China Acquisition Corporation Form 10-Q for the period ended June 30, 2007

Certifications

42.
We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

RESPONSE: The Company will remove the titles from future certifications. The Company is providing supplemental representations to the staff that previous certifications were signed in their personal capacity.

The following are Head Dragon Holding’s responses to comments 107, 112, 113 and 116 from the Staff’s letter dated June 11, 2007. For ease of reference, we have included the text of prior comments 107, 112, 113, 116 followed by the Head Dragon’s response.

Note 2. Summary of Significant Accounting Policies

Accounts Receivable

107.
We note from the face of your balance sheet that you do not have an allowance for doubtful accounts related to your accounts receivable. Please provide an accounting policy for your accounts receivable and the related allowance for doubtful accounts to explain how you determined that no allowance was necessary. Your accounting policy should also address your historical experience with collecting your accounts receivable.

RESPONSE: Note 2 has been revised to add an “Accounts Receivable” policy discussion. Trade accounts receivable are stated at original invoice amount less allowance made for doubtful receivables based on a review of all outstanding amounts at the period end. An allowance for doubtful receivables is made when there is objective evidence that Head Dragon will not be able to collect all amounts due according to original terms of receivables. Bad Debts are written off when identified.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Fourteen

Historically, Head Dragon was able to achieve full collection of invoiced trade receivable amounts including the warranty retainers which are typically due one year from the official completion of projects. This was primarily due to the industry practice and the typical payment terms where prepayment and monthly progress payment of incurred and claimed project costs are provided for in the contracts. Head Dragon believes that all warranty retainers currently being held by the owners on the contracts will be paid in full in accordance with the contract terms. Consequently, no allowance for doubtful accounts has ever been provided for in Head Dragon’s financial statements.

Revenue Recognition, page FII-10

112.
We note from your disclosure here and on page 99 that you use the percentage of completion method to record revenue on your projects. Based on your disclosures on page 98 that “final acceptance is received upon successful testing of the system” and “the end of the warranty period represents fulfillment of the entire contract,” it is not clear to us why you believe that your accounting for revenue under the percentage of completion method is appropriate. To help us better understand how you determined that percentage of completion accounting was appropriate, please provide us with a detailed explanation of both your and your buyer’s enforceable rights to the work-in-progress as the work progresses. Please address each stage of your typical project life and refer to paragraphs 22 and 23 of SOP 81-1. Please also address the payment terms of your contracts, including any prepayments or progress payments. Please revise your accounting policy to clarify these matters.

RESPONSE: Note 2 has been amended. Head Dragon derives its revenue primarily from contracts for the design, construction and installation of new energy or renewable energy power-stations and micro-power networks which may only be completed over more than one accounting period. Revenue on these contracts is recognized using the percentage of completion method of accounting, provided that sufficient progress has been made on the contracts such that costs to complete the contracts can be reasonably estimated.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Fifteen

The percentage of completion is measured by the percentage of costs incurred to date to the estimated total direct costs. Historically and in local business practice, the buyer typically makes a prepayment to Head Dragon, which ranges from 25% to 30% of total contract value, within one month after signing of the contract. Once the project is started, Head Dragon receives progressive payments, usually on monthly intervals, from the project owner when the latter would pay Head Dragon 65% of the claimed cost (with the remaining 5% retained by the buyer as a warranty retainer). These monthly settlements continue until completion of the project when 95% of the contract value will have been paid to Head Dragon, and the 5% warranty becomes due from the buyer one year from project completion.

113.
We read on page 92 that you subcontract the physical construction and installation of your power systems. Please provide your accounting policy for recognizing the revenues and expenses associated with work done by your subcontractors. Please supplementally explain to us in reasonable detail your rights and your subcontractors’ rights under your subcontracting agreements, and provide brief disclosure of this matter in your accounting policy.

RESPONSE: Note 2 has been revised. Head Dragon’s subcontractors apply the same “percentage-of-completion” method in their revenue recognition, which is measured by the percentage of costs incurred to date to the estimated total direct costs by the subcontractors. This is consistent with Head Dragon’s accounting policy with regard to revenue recognition. The only difference lies in the relatively larger total project cost base as estimated by Head Dragon, as the general contractor. The subcontractors are entitled to prepayment and monthly progressive settlement with Head Dragon, the same as Head Dragon does with the project owner.

Head Dragon typically provides its customers with a one-year warranty on the completed project - for which the 5% warranty retainer is intended. Based on its experience, the warranty claims are in turn satisfied by Head Dragon’s subcontractors with no material expenditures required on behalf of Head Dragon. Head Dragon usually retains 10% of payment as warranty to its subcontractors, as compared with the 5% warranty retention by Head Dragon’s own buyer.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Sixteen

116.
We read on page 35 that your contracts, once completed, produce a limited amount of ongoing revenues for maintenance and other services. We read on page 93 that your proprietary monitoring and control system can be monitored remotely by GaoKe via the Internet, and GaoKe’s remote monitoring allows GaoKe’s engineers to quickly fix any problems before they become more serious. Based on these disclosures, it appears that you provide ongoing services to your customers after your construction contracts are completed. Please provide a revenue recognition accounting policy for any ongoing services, such as maintenance or remote monitoring. Please supplementally explain to us whether you have separate contracts for these ongoing services. In this regard, if you provide these services under the same contract as your construction of the power systems, please also disclose in your accounting policy how you allocate the total contract price between the construction of the power systems and any ongoing services.

RESPONSE: Once a project is completed, Head Dragon usually continues to help the project owner to remotely monitor and control the operation of the power-system for one year. This is part of the same original contract, requires insignificant resources from Head Dragon and does not generate additional revenue. As a result, Head Dragon does not specifically allocate part of the total contract price to the afore-said monitoring and control service.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
October 12, 2007
Page Seventeen

We believe that this response addresses the comments raised by the Staff. If you have any questions or comments regarding this filing, please do not hesitate to contact me at (858) 677-1443.

Very truly yours,

DLA PIPER US LLP

Douglas J. Rein